838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 19-402
October 29, 2019

Platinum Group Metals Ltd. Business Update

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) (“Platinum Group” or the “Company”) is pleased to report on the significant advancement of the large Waterberg Palladium Project at a time of increasing prices and interest in palladium.

On September 24, 2019 the Company reported the positive results of a Definitive Feasibility Study (“DFS”) for its Waterberg Platinum and Palladium Project, located on the Northern Limb of the Bushveld Igneous Complex in South Africa. Reserves at the Waterberg Project are 19.5 million ounces proven and probable of palladium, platinum, gold and rhodium. (187 million tonnes at 3.24 g/t 4E, at 63% palladium, 29% platinum, 6.4% gold and 1.5% rhodium). The associated National Instrument 43-101 technical report entitled “Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa” (the “DFS Technical Report”), dated October 3, 2019, was filed on October 7, 2019. The DFS, which was completed with input from all of the Waterberg partners, determined that Waterberg would be one of the largest and lowest cost palladium mines in the world.

A copy of the DFS Technical Report can be found at www.sedar.com and on the Company’s website.

The DFS was formally delivered to all of the Waterberg Project owners on October 4, 2019 as required under the Waterberg JV Resources Pty Ltd. (“Waterberg JV Co.”) shareholders agreement. The approval of the DFS by the partners of Waterberg JV Co. can be formally requested the first week of December 2019, which is 60 calendar days after delivery of the DFS to Waterberg JV Co. shareholders. Subsequent to DFS approval, Impala Platinum Holdings Ltd. (“Implats”) will have 90 business days to make an election whether or not to exercise its purchase and development option to increase its stake in Waterberg JV Co. from 15% to 50.01% by purchasing an additional 12.195% equity interest from the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) for US$34.8 million and earning into the remaining 22.815% interest by making a firm commitment to an expenditure of US$130.0 million in development work. Within 180 business days of the DFS approval date, if Impala elects to exercise its option, Implats is to present the salient terms of a development and mining financing plan for the Waterberg Project.

Last year, on October 10, 2018, the Company announced the acceptance of a mining right application for the Waterberg Project by the South African Department of Mineral Resources (“DMR”). The application consists of a mining work program, social and labour plan and applicable environmental applications. The initial process of consultation and environmental assessment for the mining right application has been completed and feedback to the filed reports and mining right application is expected in calendar Q1, 2020.

Since the completion and delivery of the DFS, the Company, as the operator of Waterberg JV Co., continues to focus on the advancement of project related implementation objectives, including permitting and licensing, completion of power and water servitudes, surface access agreements and limited engineering and geotechnical work. An interim implementation budget of Rand 22.9 million (approximately US$1.95 million) was approved by Waterberg JV Co. at a meeting of its Board of Directors on September 3, 2019.

Corporate Update

In corporate matters, the Company reports that it has regained compliance with the NYSE American LLC (the “Exchange”) continued listing standards through an increase in market capitalization. As previously reported, Platinum Group received notice on April 10, 2018 that the Company was not in compliance with the continued listing standards of the NYSE American Company Guide (the “Company Guide”). In a letter dated October 10, 2019, the NYSE American notified Platinum Group that the Company has resolved its listing deficiencies with respect to Section 1003(a) of the Company Guide and has successfully regained compliance with the Exchange’s continued listing standards.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. Waterberg was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa. Waterberg has the potential to be a large-scale, low-cost producer of palladium, platinum, rhodium and gold. The Company recently founded Lion Battery Technologies in partnership with Anglo American Platinum to support the use of palladium and platinum in lithium battery applications.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President and CEO

For further information, contact:
R. Michael Jones, President; or
Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the statement that Waterberg would be one of the largest and lowest cost palladium mines in the world, reserve estimates and other projections contained in the DFS, and statements regarding the potential approval of the DFS, exercise of Implats’ option, financing and mine development at Waterberg, feedback on the mine right application, advancement of other objectives and future milestones. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the Company’s credit facility (the “Sprott Facility”) with Sprott Resource Private Lending II (Collector), LP (“Sprott”) and the other lenders party thereto is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Sprott, under the Sprott Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the Sprott Facility or any new secured indebtedness; the Company’s history of losses and negative cash flow; the Company’s ability to continue as a going concern; the Company’s properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; the Company may become subject to the U.S. Investment Company Act; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company’s common shares may be delisted from the NYSE American or the TSX if it cannot maintain or regain compliance with the applicable listing requirements; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission (“SEC ”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.